From the Desk of

Laurence J. Pino, Esquire

September 26, 2018

Via Edgar and E-mail

Ms. Jennifer Gowetski

Senior Counsel

Office of Real Estate & Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC

20549

Mail Stop 3233

Re:         Tuscan Gardens Senior Living Communities, Inc.

Draft Offering Statement on Form 1-A Submitted August 20, 2018

CIK No. 0001746666

Dear Ms. Gowetski,

This letter is submitted on behalf of our client Tuscan Gardens Senior Living Communities, Inc. (the “Company”), regarding the Company’s non-public submission of its offering statement on Form 1-A, filed August 20, 2018 (“Offering Statement”). The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated September 17, 2018; referencing where appropriate, the revisions made in Amendment No. 1 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

General

1.	Comment: We note that Article VII of your bylaws and Section 4.10 of your shareholders agreement contain a mandatory arbitration provision. Please revise your offering statement to describe these provisions and add risk factor disclosure regarding how these provisions will impact holders of your Series A Preferred Shares. Please also address the reasons for adopting these provisions and any questions as to enforceability of these provisions under federal law and state law. In addition, please revise to:

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•	Describe specifically the basis for your belief that these provisions are enforceable under federal law and state law;
•	Clarify whether these provisions apply to claims under the U.S. federal securities laws and whether they apply to claims other than in connection with this offering;
•	To the extent the arbitration provision applies to federal securities law claims, please revise the disclosure, the shareholders agreement and the subscription agreement to state that by agreeing to the provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws; and
•	Clarify whether purchasers of interests in a secondary transaction would be subject to these provisions.

Response: Taking into account the Staff’s comments, we have modified the Offering Statement to include i) additional provisions and an additional risk factor disclosure regarding how these provisions will impact holders of our Series A Preferred Shares, ii) additional wording outlining the Company’s reasoning for adopting these provision which is to be helpful to potential investors by providing them with clarity concerning dispute resolution procedures and legal enforceability thereof, iii) clarification that these provisions are applicable to claims in connection with this offering (including secondary transactions governed by the Company’s Articles of Incorporation, Bylaws, and Shareholder Agreement) under federal law, state law, and U.S. federal securities laws, and iv) legal enforceability based on case law as upheld by U.S. Supreme Court rulings, which, for the Commission’s reference, include but are not limited to the following: Arthur Andersen LLP v. Carlisle, 556 U.S. 624 (2009); Gilmer v. Interstate/Johnson Lane Corp., 500 U.S. 20 (1991); Rodriguez de Quijas v. Shearson/American Express, Inc., 490 U.S. 477 (1989); Shearson/American Express v. McMahon, 482 U.S. 220 (1987); and Dean Witter Reynolds Inc. v. Byrd, 470 U.S. 213 (1985). As the arbitration provision applies to federal securities law claims, we have also revised the disclosure, articles of incorporation, bylaws, subscription agreement, and shareholder agreement to i) provide these clarifications, and ii) state that by agreeing to the arbitration provision, investors will not be deemed to have waived the company’s compliance with U.S. federal securities laws.

2.	Comment: You state on the cover page that you were organized to invest in affiliated entities that develop or acquire senior living rental communities. We further note the affiliated entities do not appear to be majority-owned subsidiaries. Please tell us whether you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. If so, please provide us with a supplemental detailed analysis of:

•	the specific exemption that you intend to rely on; and
•	how your investment strategy and business model will support that exemption.

Please ensure that the disclosure in your prospectus is consistent with your supplemental analysis.

P. O. Box 1511, Orlando, FL 32802 ▪ 189 S. Orange Avenue, Suite 1650, Orlando, FL 32801

Phone (407)425-7831 ▪ Fax (407)206-6565

www.PinoNicholsonLaw.com

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Response: Taking into account the Staff’s comments, we have modified the Offering Statement to i) clarify that Affiliated entities may or may not be majority owned, and ii) include additional disclosure that the Company intends to operate its business in a manner that will permit it to maintain an exemption from registration under the Investment Company Act of 1940, as amended (the “Investment Company Act”). In response to the Staff’s request for supplemental detailed analysis, the Company utilizes the structure outlined in the Company Structure subsection of the “Description of Business” section strictly as the legal method of obtaining ownership of the underlying real property and operational assets in senior living communities, therefore the Company’s investment strategy and business model are, and will continue to be exempt from registration since the Company does not satisfy any definition of an Investment Company as defined by the Investment Company Act under i) Section 3(a)(1)(A) of the Investment Company Act since the Company is not “an issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities”, ii) Section 3(a)(1)(B) of the Investment Company Act since the Company is not “engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding’, or ii) Section 3(a)(1)(C) of the Investment Company Act since the Company is not “an issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percent of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis.”, and is further exempt under Section 3(2)(b)(1) of the Investment Company Act since the Company is “primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.”

3.	Comment: We note that your offering appears to constitute a blind-pool offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure is not appropriate. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06, Item 7(c) of Part II of Form 1-A, and CF Disclosure Guidance Topic No. 6.

Response: The Company believes that a substantial amount of the disclosure required by the Industry Guide is already set forth in the Offering Statement, as further described below. Nevertheless, the Company has endeavored to modify the Offering Statement as outlined below to provide disclosures prescribed by Industry Guide 5 to the extent that the Company believes that such disclosure is applicable and appropriate and would be helpful to potential investors. In particular, the Company notes the following with respect to the items outlined in Industry Guide 5, that the Company believes are addressed or are not applicable to the Company or the offering.

•	Item 1. Cover Page. The Company has revised the cover page of the Offering Statement in response to the Staff’s comments #4, #5, #6, #7, and #8 in accordance with the relevant information called for by Item 1.
•	Item 2. Suitability Standards. The Offering Statement includes statements regarding investor suitability standards.
•	Item 3. Summary of The Partnership and Use Of Proceeds. The Company believes that it has fully described its structure and how it intends to use the proceeds of the offering in the “Offering Circular Summary,” “Use of Proceeds,” and “Description of Business” sections of the Offering Statement.

P. O. Box 1511, Orlando, FL 32802 ▪ 189 S. Orange Avenue, Suite 1650, Orlando, FL 32801

Phone (407)425-7831 ▪ Fax (407)206-6565

www.PinoNicholsonLaw.com

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•	Item 4. Compensation and Fees to the General Partners and Affiliates. The information required by Item 4 that is applicable to the Company is fully disclosed in the “Compensation of Management and Directors” and “Certain Relationships And Related Party Transactions” Sections of the Offering Statement.
•	Item 5. Conflicts of Interest. The Company believes that its disclosure, as amended, regarding “conflicts of interest” provides the relevant information required under Item 5.
•	Item 6. Fiduciary Responsibility of the Sponsor. The Company believes that this item, discussing fiduciary obligations of the Sponsor has been adequately addressed in the Offering Statement in “Risk Factors”, “Securities Being Offered”, and “Shareholder Rights Under The Company’s Articles Of Incorporation And Bylaws” Sections.
•	Item 7. Risk Factors. The Company believes that its disclosure in the section of the Offering Statement entitled “Risk Factors”, as amended to reflect the Staff’s Comments #1, #10, and #11 provides the relevant information called for by Item 7.
•	Item 8. Prior Performance of the Sponsor and Affiliates. The Company believes that its disclosure under “Company Affiliates’ Ownership Interests in Senior Living Facilities” subsection of the “Description of Business” section, along with links to the Municipal Securities Rulemaking Board (“MSRB”) Electronic Municipal Market Access (“EMMA”) website provides the relevant information required under Item 8, and that the extensive disclosure required by Item 8 is not relevant, and would be confusing to investors as the Company has not liquidated any investments and the referenced investments are still in lease-up or transition. We have added clarifying language and disclosed an additional risk factor for the benefit of potential investors stating that “The Company has not liquidated any investments and the referenced investments are still in lease-up or transition” in the “Company Affiliates’ Ownership Interests in Senior Living Facilities” introductory narrative to the “Description of Business” section.
•	Item 9. Management. The Company believes that its disclosure in the section of the Offering Statement entitled “Directors, Executive Officers and Significant Employees” provides the relevant information called for by Item 9.
•	Item 10. Investment Objectives and Policies. The Company believes that its disclosure in the section of the Offering Statement entitled “Plan of Operations” provides the relevant information called for by Item 10.
•	Item 11. Description of Real Estate Investments. The Company believes that its disclosure in the subsection “Project Evaluation Criteria” in the section of the Offering Statement entitled “Plan of Operations” provides the relevant information called for by Item 11.
•	Item 12. Federal Taxes. The Company believes that its disclosure in the section of the Offering Statement entitled “Federal Income Tax Consequences of An Investment In The Company” provides the relevant information called for by Item 12.
•	Item 13. Glossary. The Company believes that its contextually relevant disclosure throughout the Offering Statement of terms that are susceptible to varying methods of computation have been clearly defined, and that the “Certain Relationships and Related Party Transactions”, “Shareholder Rights Under the Company’s Articles of Incorporation and Bylaws”, and “Plan of Operations” Sections of the Offering Statement provide the relevant information with regard to computation of fees, cash flow, and cash available for distribution to shareholders called for by Item 13.
•	Item 14. Summary of Partnership Agreement. The Company believes the descriptions of the material provisions of the Company’s Governing Documents in the section of the Offering Statement entitled “Shareholder Rights Under the Company’s Articles of Incorporation and Bylaws” provide the relevant information called for by Item 14.

P. O. Box 1511, Orlando, FL 32802 ▪ 189 S. Orange Avenue, Suite 1650, Orlando, FL 32801

Phone (407)425-7831 ▪ Fax (407)206-6565

www.PinoNicholsonLaw.com

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•	Item 15. Reports to Limited Partners. The Company believes that its disclosure in the “Additional Information” section of the Offering Statement provides the relevant reporting information called for by Item 15.
•	Item 16. The Offering-Description of the Units. The Company believes that its disclosure in “The Offering” section of the Offering Statement provides the relevant information called for by Item 16.
•	Item 17. Redemption, Repurchase and Right of Presentment Agreements. The Company has no redemption or repurchase rights as stated in the “Shareholders Agreement” section of the Offering Statement and therefore the Company believes that a disclosure under Item 17 is inapplicable.
•	Item 18. Plan of Distribution. The Company believes that a disclosure under Item 18 is inapplicable. The Company currently has no intention to engage in any of the activities prescribed under Item 18.
•	Item 19. Summary of Promotional and Sales Material. No sales material exists at this time, therefore the Company believes that a disclosure under Item 19 is inapplicable.
•	Item 20. Undertakings. We have amended the Offering Statement based on the Staff’s Comment #8 with reference to being a blind pool offering without any operations, and believe that it now provides the relevant information required under Sections 20.2, 20.3, and 20.4.

Cover Page

4.	Comment: We note your disclosure that the offering will terminate in one year unless extended by management. Please revise to specify the date upon which the offering will terminate. Additionally, please disclose the arrangements regarding placing the funds received in an escrow account, including identifying the escrow agent. Refer to the Instructions to Item 1(e) of Part II of Form 1-A.

Response: Taking into account the Staff’s comments, we have modified the Offering Statement to i) reflect December 31, 2019 as the specified the date upon which the offering will terminate, ii) more fully outlined the arrangements regarding placing the funds received in an escrow account and iii) provided for the identification of the Company’s escrow agent as Shuffield, Lowman & Wilson, P.A., Attorneys and Advisors, 1000 Legion Place, Suite 1700, Orlando, FL 32801.

5.	Comment: We note your disclosure in footnote (1) to the table that investors will pay upfront selling commissions and your reference to compensation and fees to placement agents. You further state that the sponsor does not intend to use commissioned underwriters. Please revise to clarify this inconsistency.

Response: Taking into account the Staff’s comments, we have modified the Offering Statement to eliminate the statement “Sponsor does not intend to use commissioned underwriters” which was intended to convey that the Offering will not be underwritten, rather than create an inconsistency or confusion concerning the Company’s stated and continuing intention to pay commissions.

P. O. Box 1511, Orlando, FL 32802 ▪ 189 S. Orange Avenue, Suite 1650, Orlando, FL 32801

Phone (407)425-7831 ▪ Fax (407)206-6565

www.PinoNicholsonLaw.com

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6.	Comment: Please identify each natural person and each entity expected to participate in selling shares in connection with the offering, and explain whether and how each is associated or affiliated with the registrant. Also, please explain how each such natural person, if not registered with the Commission as a broker-dealer or a licensed associated person of a registered broker-dealer, intends to meet the conditions of Rule 3a4-1 or otherwise avoid being required to register with the Commission as a broker-dealer. Please revise your “Plan of Distribution” section as appropriate.

Response: Taking into account the Staff’s comments, we have modified the Offering Statement “Plan of Distribution” to clarify that the Series A Preferred Shares are being offered by the Company through its Corporate Equity Officer and Director, Mr. Sean D. Casterline (“Casterline”), who holds Series 7 and Series 65 licenses and is licensed as a registered representative with a registered broker-dealer, Maitland Securities, Inc., appointed by the Company as its Managing Broker-Dealer (“MBD”). As such any references to exemptions under Rule 3a4-1no longer apply and have been deleted.

7.	Comment: Please clarify whether sales to affiliates will count toward the minimum offering amount.

Response: Taking into account the Staff’s comments, we have modified the Offering Statement to clarify that the minimum offering amount excludes sales to affiliates.

8.	Comment: We note your disclosure that you intend to provide ongoing dividend payments to the preferred shareholders of 8% per year and additional dividends based on property dispositions. We further note your reference to a projected internal rate of return of 12% to 18% and that there is no guarantee these expectations will be met. Please provide an analysis detailing your reasonable basis for such returns. As part of your analysis, please include how you considered that you are a blind pool and have no operations.

Response: Internal rates of return have been based on underwriting of similar assets outlined in “Company Affiliates’ Ownership Interests in Senior Living Facilities” subsection of the “Description of Business” section in the Offering Statement. We are what can be described as a blind pool with no operations as none of these referenced Company Affiliate investments have been liquidated as they are in lease-up and transition; therefore, the Company believes that any additional disclosure would represent inconclusive and potentially confusing, rather than beneficial, information to investors. In response to Staff’s request for analysis, we have amended the Offering Statement to clarify that we have based this calculation on a five year hold period, current industry valuation metrics, and exit capitalization rates ranging from Seven and Twenty Five One Hundredths (7.25%) Percent to Six and Forty One Hundredths (6.40%) Percent for Development Projects and Acquisition Projects, and exit capitalization rates ranging from Nine and Eighty Five One Hundredths (9.85%) Percent to Eight and Seventy-Five One Hundredths (8.75%) Percent for Conversion Projects. This range of anticipated IRR is consistent with the underwriting of similar assets outlined in the “Company Affiliates’ Ownership Interests in Senior Living Facilities” subsection of the “Description of Business” section.

P. O. Box 1511, Orlando, FL 32802 ▪ 189 S. Orange Avenue, Suite 1650, Orlando, FL 32801

Phone (407)425-7831 ▪ Fax (407)206-6565

www.PinoNicholsonLaw.com

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Services Performed by, and Compensation Paid to Affiliates, page 10

9.	Comment: We note that you will reimburse your manager for expenses incurred in connection with your organization and offering. Please disclose the amount of reimbursable costs incurred to date and your accounting policy for organization and offering expenses.

Response: Taking into account the Staff’s comments, we have modified the Offering Statement to reflect i) reimbursable organization and offering expenses costs incurred to date in the amount of “approximately $150,000”, and ii) disclosing our accounting policy in accordance with U.S. GAAP, Financial Accounting Standards Codification 720, is that Organizational and Offering Expenses will be expensed as incurred.

Risk Factors, page 16

10.	Comment: Please revise your risk factor disclosure, including the risk factor headings, to more specifically describe the risks that could impact your business, including, but not limited to risks associated with conflicts of interest and regulations applicable to your business.

Response: Taking into account the Staff’s comments, we have modified the Offering Statement to more clearly delineate through sequencing of risk factors and risk factor headings to more clearly emphasize the risks that could impact our business, including, but not limited to risks associated with conflicts of interest and regulations applicable to our business.

11.	Comment: We note that your sponsor will exercise complete control over the company. Please add risk factor disclosure that your sponsor will have the ability to make decisions regarding (i) changing your targeted class of investments without shareholder notice or consent, (ii) making changes to your articles of incorporation whether to issue additional common stock and preferred stock, including to itself, (iii) employment decisions, including compensation arrangements; and (iv) whether to enter into material transactions with related parties.

Response: Taking into account the Staff’s comments, we have modified the Offering Statement “Management Voting and Governance” subsection of the “Shareholder Rights Under the Company’s Articles of Incorporation and Bylaws” section and included an additional risk factor disclosure that our sponsor will have the ability to make decisions regarding (i) changing our targeted class of investments without shareholder notice or consent, (ii) making changes to our articles of incorporation whether to issue additional common stock and preferred stock, including to itself, (iii) employment decisions, including compensation arrangements; and (iv) whether to enter into material transactions with related parties.

P. O. Box 1511, Orlando, FL 32802 ▪ 189 S. Orange Avenue, Suite 1650, Orlando, FL 32801

Phone (407)425-7831 ▪ Fax (407)206-6565

www.PinoNicholsonLaw.com

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Investment in Company Properties, page 22

12.	Comment: Please revise to more specifically explain how the sample capital structure relates to your intended business operations. In particular, please more specifically describe the terms in your tables and clarify the portion of the costs listed that you intend to fund through offering proceeds, affiliated ownership or third party financing.

Response: Taking into account the Staff’s comments, we have modified the Offering Statement to more specifically describe the terms in our tables and clarify the portion of the costs listed that we intend to fund through offering proceeds, affiliated ownership or third party financing. Additionally, as the Company’s business model includes developments (“Development Projects”), acquisitions (“Acquisition Projects”), and converting other real estate properties including hotels into senior living rental communities (“Conversion Projects”), we have i) provided two additional “Sample Community-Specific Company Property Capital Structures” for Acquisition Projects and Conversion Projects, ii) modified references to the Company being organized to “invest in affiliated entities that develop or acquire senior living rental communities” to “invest in affiliated entities that develop (“Development Projects”), acquire (“Acquisition Projects”), or convert other real estate properties including hotels (“Conversion Projects”) into senior living rental communities.”, and iii) modified references to the Company’s “primary focus will be on southeastern markets” to the Company’s “primary focus for purposes of Development Projects will be on southeastern markets, and for purposes of Acquisition Projects and Conversion Projects will be on national markets.”

Description of Business, page 23

13.	Comment: Please revise to include a legible organization chart, including percentage ownerships, and explain how the various affiliated entities function as part of your business operations. In addition, please revise to highlight that you do not own or operate your affiliates’ properties.

Response: Taking into account the Staff’s comments, we have modified the Offering Statement to i) include a more legible organization chart, ii) clarified that percentage ownership cannot be determined at this time and may or may not be majority percentage ownership, iii) added a narrative to explain how various affiliated entities function as part of our business operations, and iv) highlighted that we do not own or operate our affiliates’ properties.

Plan of Operations, page 32

14.	Comment: We note that the Company regularly reviews opportunities for the acquisition of properties. Please clarify if there are currently any probable acquisitions, and tell us your consideration of any financial statement requirements for these probable acquisitions, if any.

Response: There are no currently probable acquisitions. Any potential development or acquisition opportunities would be subject to the Company’s Project Evaluation Criteria as defined in the “Plan of Operations” Section of the Offering Statement which has been amended to include the conversion of other real estate properties including hotels into senior living rental communities.

P. O. Box 1511, Orlando, FL 32802 ▪ 189 S. Orange Avenue, Suite 1650, Orlando, FL 32801

Phone (407)425-7831 ▪ Fax (407)206-6565

www.PinoNicholsonLaw.com

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Directors, Officers and Significant Employees, page 36

15.	Comment: Please revise to disclose each of your directors’ and officers’ roles in affiliated entities and clarify how long each has served as your director and/or officer.

Response: Taking into account the Staff’s comments, we have modified the Offering Statement to include each of our directors’ and officers’ roles in affiliated entities and clarify how long each has served as your director and/or officer.

Subscription Agreement

16.	Comment: We note in Section 4(f) that the disclosure infers that an investor has reviewed the offering circular prior to investing and understands the disclosure. Please revise to clarify that an investor should review the offering circular. Please note that a shareholder should not be required to acknowledge he or she has “read” “reviewed” or “understands” all of the terms of the offering.

Response: Taking into account the Staff’s comments, we have modified the Offering Statement to i) clarify that an investor should review the offering circular, and ii) removed investor acknowledgement that he or she has “read” “reviewed” or “understands” all of the terms of the offering.

Legal Opinion

17.	Comment: Please revise the opinion to state that the preferred shares will be validly issued, fully paid and non-assessable.

Response: Taking into account the Staff’s comments, we have revised the legal opinion to state that the Series A Preferred Shares will be validly issued, fully paid and non-assessable.

Additional Company-based Clarifications to the Offering Statement

In addition to the above responses and resulting changes to the Offering Statement, the following clarifications have been included in Amendment No. 1 for the purpose of updating and revising certain other information:

1)	Modification to the Offering Statement “Shareholder Rights Under The Company’s Articles of Incorporation and Bylaws” and Bylaws (Offering Statement - Exhibit B) Management, Voting and Governance section (i) to include “by the Company or its affiliates” to clarify that affiliates will be subject to the same maximum borrowing limitation.
2)	Modification to the Offering Statement “Shareholder Rights Under the Company’s Articles of Incorporation and Bylaws” and Articles of Incorporation (Offering Statement - Exhibit A) Liquidation, Dissolution or Winding Up Section IV(B).

P. O. Box 1511, Orlando, FL 32802 ▪ 189 S. Orange Avenue, Suite 1650, Orlando, FL 32801

Phone (407)425-7831 ▪ Fax (407)206-6565

www.PinoNicholsonLaw.com

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3)	Expansion and clarification of the Company’s business model to address a growing, underserved market segment known as “the missing middle” in i) the renamed “Expansion of Company Focus to include the Mid-Market in addition to the Class A Luxury Segment” section in the “Offering Circular Summary”, and ii) the inclusion of additional narrative for “the conversion of other real estate properties including hotels into senior living rental communities on a national basis (“Conversion Opportunities”)” to address this underserved mid-market by providing a cost-effective adaptive reuse alternative to the development or acquisition of purpose-built senior living communities in the “Plan of Operations” section.
4)	Clarified that not all Company executives will be focused on all aspects of the Company’s business initiatives.

I hope this response letter and the amendments to the above referenced Amendment No. 1 filing adequately address the issues raised in your comment letter dated September 17, 2018.

If you should require any additional information or clarification, please do not hesitate to contact me at (407) 206-6511.

Sincerely,

/s/Laurence J. Pino, Esq., for the firm

PINO NICHOLSON PLLC

P. O. Box 1511, Orlando, FL 32802 ▪ 189 S. Orange Avenue, Suite 1650, Orlando, FL 32801

Phone (407)425-7831 ▪ Fax (407)206-6565

www.PinoNicholsonLaw.com